

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Mr. Donald R. Uzzi
Chairman, Chief Executive Officer and President
Merisel, Inc.
127 W. 30th Street, 5th Floor
New York, NY 10001

>   **Re: Merisel, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
>   **Filed October 6, 2010**
>   **File No. 000-17156**

Dear Mr. Uzzi:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Stephen Krikorian
>   Accounting Branch Chief